SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or

Section 13(e)(1) of the Securities Exchange Act of 1934

GENERAL COMMUNICATION, INC.

(Name of Subject Company (Issuer))

GENERAL COMMUNICATION, INC.

(Offeror/Issuer)

Names of Filing Persons (identifying status as offeror, issuer or other person)

Class A Common Stock

(Title of Class of Securities)

369385109

(CUSIP Number of Class A Common Stock)

John M. Lowber

2550 Denali Street, Suite 1000

Anchorage, Alaska 99503

(907) 868-5600

(Name, address, and telephone numbers of person

authorized to receive notices and communications on

behalf of filing persons)

Copy to:

Steven D. Miller, Esq.

Sherman & Howard L.L.C.

633 Seventeenth Street, Suite 3000

Denver, Colorado 80202

(303) 297-2900

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$15,741,541	$878.38

* Calculated solely for purposes of determining the filing fee.  This calculation assumes that all eligible options are exchanged for restricted stock.  The shares of restricted stock issuable have an aggregate value of $15,719,149 as of July 30, 2009, based on the average of the high and low sale prices of General Communication, Inc.’s common stock on the Nasdaq Global Select Market on July 30, 2009.

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated August 6, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)                                  Name and Address. The name of the issuer is General Communication, Inc., an Alaska corporation (the “Company” or “GCI”). The Company’s principal executive office is located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503, and its telephone number is (907) 868-5600. The information in the Offer to Exchange under Section 10 (“Information Concerning General Communication, Inc.”) is incorporated herein by reference.

(b)                                 Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to eligible officers, employees and stakeholders to exchange certain outstanding eligible options to purchase shares of GCI’s Class A common stock, no par value (“Common Stock”), that were originally granted under the Company’s Amended and Restated 1986 Stock Option Plan (as amended, the “Plan”) which provides for options to purchase Common Stock, as well as restricted shares of Common Stock (such restricted shares being referred to herein as “Restricted Stock”) that will be granted under the Plan upon the terms and subject to the conditions set forth in the Offer to Exchange. As of July 30, 2009, options to purchase approximately 6,084,146 shares of Common Stock were eligible for exchange in the Offer. The information set forth in the Offer to Exchange under “Summary Term Sheet” and in Section 1 (“Eligibility”), Section 2 (“Number of Shares of Restricted Stock; Expiration Date”), Section 6 (“Acceptance of Options for Exchange and Issuance of Restricted Stock”) and Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock”) is incorporated herein by reference.

(c)                                  Trading and Market Price. The information set forth in the Offer to Exchange under Section 8 (“Price Range of Our Common Stock”) is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)                                  Name and Address. The filing person is the subject company, General Communication, Inc. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Appendix A to the Offer to Exchange (“Information about the Directors and Executive Officers of General Communication, Inc.”) is incorporated by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)                                  Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet” and in Section 1 (“Eligibility”), Section 2 (“Number of Shares of Restricted Stock; Expiration Date”), Section 4 (“Procedures for Tendering Options”), Section 5 (“Withdrawal Rights and Change of Election”), Section 6 (“Acceptance of Options for Exchange and Issuance of Restricted Stock”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock”), Section 12 (“Accounting Consequences of the Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material U.S. Federal Income Tax Consequences”) and Section 15 (“Extension of Offer; Termination; Amendment”), is incorporated herein by reference.

(b)                                 Purchases. The information in the Offer to Exchange under Section 11 (“Interests of Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)                                  Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 11 (“Interests of Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The Plan filed as Exhibit (d)(1) and the Form of Restricted Stock Agreement pursuant to such plan filed as Exhibit (d)(2) are incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)                                  Purposes. The Offer is being conducted for compensatory purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under Section 3 (“Purpose of the Offer”) is incorporated herein by reference.

(b)                                 Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 6 (“Acceptance of Options for Exchange and Issuance of Restricted Stock”) and Section 12 (“Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)                                  Plans. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning General Communication, Inc.”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)                                  Source of Funds. The information set forth in the Offer to Exchange under Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

(b)                                 Conditions. The information set forth in the Offer to Exchange under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(c)                                  Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)                                  Securities Ownership. The information set forth in the Offer to Exchange under Section 11 (“Interests of Officers; Transactions and Arrangements Concerning the Options”) and Appendix A (“Information About the Directors and Executive Officers of General Communication, Inc.”) is incorporated herein by reference.

(b)                                 Securities Transactions. The information set forth in the Offer to Exchange under Section 11 (“Interests of Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a)                                  Financial Information. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning General Communication, Inc.”) and Section 17 (“Additional Information”), in GCI’s Annual Report on Form 10-K for its fiscal year ended December 31, 2008, and in GCI’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2009, is incorporated herein by reference. A copy of the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q can be accessed electronically on the Securities and Exchange Commission’s web site at www.sec.gov.

(b)                                 Pro Forma Information. Not applicable.

(c)                                  Summary Information. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning General Communication, Inc.”) is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a)                                  Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Section 11 (“Interests of Officers; Transactions and Arrangements Concerning the Options”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)                                 Other Material Information. Not applicable.

ITEM 12. EXHIBITS

A list of exhibits filed herewith is contained on the Exhibit Index immediately preceding such exhibits and is incorporated herein by reference.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL COMMUNICATION, INC.
(Registrant)

Date: August 6, 2009.

By:	\s\ JOHN M. LOWBER
Name:	John M. Lowber
Title:	Senior Vice President, Chief Financial Officer, Secretary and Treasurer
(Principal Financial Officer)

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

(a)(l)(A)	Offer to Exchange, dated August 6, 2009.

(a)(1)(B)	Form of Letter of Transmittal/Withdrawal.

(a)(1)(C)	Form of E-mail from BNY Mellon to Eligible Participants, dated August 6, 2009, regarding “Announcement of Option Exchange Offer.”

(a)(1)(D)	Form of Individual Statement of Options.

(a)(1)(E)	Form of Restricted Stock Agreement under Amended and Restated 1986 Stock Option Plan of General Communication, Inc.

(a)(1)(F)	Form of Communication to Eligible Participants Confirming Receipt of Letter of Transmittal/Withdrawal Submitted Via the Exchange Offer Website.

(a)(1)(G)	Form of Communication to Eligible Participants Confirming Receipt of Letter of Transmittal/Withdrawal Submitted Via E-mail, Facsimile, Regular Mail, Overnight Courier or Hand Delivery.

(a)(1)(H)

Amended and Restated 1986 Stock Option Plan of General Communication, Inc. (Incorporated by reference to the document filed as an exhibit to General Communication, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2005 (File No. 000-15279)); Amendment No. 1 to the Amended and Restated 1986 Stock Option Plan of General Communication, Inc. (Incorporated by reference to the document filed as an exhibit to General Communication, Inc.’s Form S-8 filed on July 27, 2007 (File No. 333-144916))

(a)(1)(I)	Amendment No. 2 to the Amended and Restated 1986 Stock Option Plan of General Communication, Inc.

(a)(1)(J)	Employee Presentation Materials

(a)(1)(K)	General Communication, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2008 is incorporated herein by reference.

(a)(1)(L)	GCI Communication, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2009 is incorporated herein by reference.

(a)(1)(M)	GCI Communication, Inc. Current Reports on Form 8-K filed with the Securities Exchange Commission on May 7, 2009, and August 6, 2009 are incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Amended and Restated 1986 Stock Option Plan of General Communication, Inc. (see Exhibit (a)(1)(H) and Exhibit (a)(1)(I) above).

(d)(2)	Form of Restricted Stock Agreement under Amended and Restated 1986 Stock Option Plan of General Communication, Inc. (see Exhibit (a)(1)(E) above).

(g)	Not applicable.

(h)	Not applicable.